Exhibit 99.3

CytoMed Therapeutics Reports First Half 2023 Financial Report and Provides Corporate Update

Conference call webcast is scheduled for November 22 at 9 a.m. ET.

Singapore, Singapore – (November 17, 2023) – CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based biopharmaceutical company focused on harnessing its proprietary technologies to develop novel donor-derived cell-based allogeneic immunotherapies for the treatment of various cancers, today announced its first half of 2023 financial results and provided clinical and corporate updates.

“We are committed to advancing our “off-the-shelf” allogeneic cellular immunotherapies for a broad spectrum of cancer,” said Peter Choo, Chairman of CytoMed. “By committing ourselves to our stem cell research and cell therapy, we have made extraordinary progress thus far and look towards the future with overseas ambition especially China. We benefit from the low cost infrastructure in Southeast Asia.”

Clinical Updates

In January 2023, the Company received formal approval from the Health Sciences Authority (HSA) in Singapore to conduct a Phase I clinical trial and has begun to recruit blood donors in July 2023. The clinical trial, in partnership with the National University Hospital (NUH), Singapore, will use the donor blood to manufacture allogeneic CAR-γδ T cells for the trial. The cells will be processed in CytoMed’s Good Manufacturing Practice (GMP) facility in Malaysia.

As of November 2023, the Company are translating two exclusively licensed technologies, namely donor blood cell-based CAR-γδ T cell technology and induced pluripotent stem cell-based γδ NKT cell technology. The former has been granted patents in the US and China, the latter in Japan and China.

Financial Results for the Six Months Ended June 30, 2023

Net Loss: For the six months ended June 30, 2023, the Company’s unaudited net loss amounted to S$1.16M ($860,695) excluding expenses related to its NASDAQ Initial Public Offering (IPO) in April 2023 and the costs associated with being a public listed company, compared to S$936,377 for the six months ended 2022.

Cash and Cash Equivalents: As of June 30, 2023, the Company had cash and cash equivalents of S$10.44M ($7.72M). Over the course of the last six months, the Company raised S$12.94M ($9.57M) gross proceeds from the IPO.

R&D Expenses: The Company’s research and development expenses were S$811,319 ($599,955) and S$604,043 for the six months ended June 30, 2023 and 2022, respectively. This was primarily due to the clinical progress achieved over the last six months.

G&A Expenses: The Company’s general and administrative expenses were S$1.50M ($1.11M) and S$306,457 for the six months ended June 30, 2023 and 2022, respectively. The increase was primarily driven by non-recurring IPO expenses and the costs associated with being a public listed company.

Conference Call Information

The investment community may participate in the conference call by tuning into the following webcast:

https://events.q4inc.com/attendee/974579749

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. It is a biopharmaceutical company focused on harnessing its licensed proprietary technologies to create novel cell-based immunotherapies for the treatment of human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating hematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into treatment of solid tumors. For more information, please visit www.cytomed.sg and follow us on Twitter @CytomedSG,on LinkedIn, and Facebook

Forward Look Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s expectations regarding the impact of the ongoing COVID-19 pandemic on its business, the Company’s industry and the economy; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Investor and Media Contacts

Investors:

Matt Hughes

Allele Capital Partners

mhughes@allelecapital.com

Media:

Toni McLaughlin

Allele Communications

tmclaughlin@allelecommunications.com